77(c) Van Kampen Select Growth Fund

     A Special Meeting of Shareholders of the Van Kampen Select Growth Fund (the "Fund"), a Delaware trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Friday, May 2, 2008, at 9:30 a.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund (the "Proposal").

     The Proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Fund would (i) transfer all of its assets and liabilities to the Van Kampen Equity Growth Fund in exchange for Class A, B and C shares and Class I shares of the Van Kampen Equity Growth Fund, (ii) distribute such shares to the its shareholders and (iii) be dissolved.

     Having received the necessary vote, the approval of the reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
11,048,989.045 shares; Against: 390,551.933 shares; Abstaining:
620,768.942 shares.